UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)
Form C: Offering Statement

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
X Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Beacons AI, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

January 8, 2019

Physical Address of Issuer:

625 8th Street, Unit 406, San Francisco, CA, United States

Website of Issuer:

https://beacons.ai/

Current Number of Employees: Four (4)

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	251,681.50	623,624
Cash & Cash Equivalents	221,681.50	602,620
Accounts Receivable	4,912.34	5,000
Current Liabilities	4,782.26	11,889
Long-Term Liabilities	738,542.45	740,000
Revenues/Sales	12,158.70	368
Cost of Goods Sold	10,035.07	55*
Taxes Paid	993	0
Net Income	(370,613.67)	(123,248)

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April 30, 2021

Beacons AI, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Beacons AI, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://farm.one no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company

The date of this Form C-AR is April 30, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR, and no source other than the Intermediary has been authorized to host this Form C-AR and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or any other materials supplied herewith.

This Form C-AR is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Beacons AI, Inc. is a is a mobile website builder for content creators, incorporated in the State of Delaware on January 8, 2019.

The Company is located at 625 8th Street, Unit 406, San Francisco, CA, United States.

The Company's website is https://beacons.ai

The Company conducts business in the State of California and sells products and services through the internet throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/beacons-ai and is attached as <u>Exhibit B</u> to this Form C-AR.

The Business

Beacons is a mobile website builder and business-in-a-box platform primarily used by content creators on TikTok, Instagram, and Twitter. Creators can build a website in minutes, complete with the ability to take payments, market products, and track analytics.

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RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020 and into the future due to COVID-19, the Company's revenue has been adversely affected. As a result of COVID-19, we've seen an acceleration in both supply-side and demand-side trends. We are seeing more content creators entering the market for commercial purposes and concertedly monetizing their activities. Similarly, we see COVID-19 contributing to increased demand for both consistent and novel content for consumption. Easing of the COVID-19 pandemic may result in slowing of the accelerated growth in the market our products and services operate.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 10,000,000 shares of common stock, of which 8,717,290 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Neal Jean, our CEO, Jesse Zhang, our CPO, and David Zeng, our CTO. The Company has or intends to enter into employment agreements with Jean, Zhang, and Zeng, however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jean, Zhang, Zeng, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The Federal Communications Commission and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

The fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system should not be considered or relied upon as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C-AR, nor any document or literature related to this Offering.

The Company' Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

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BUSINESS

Description of the Business

Beacons is a mobile website builder and business-in-a-box platform primarily used by content creators on TikTok, Instagram, and Twitter. Creators can build a website in minutes, complete with the ability to take payments, market products, and track analytics.

Business Plan

The rise of large and pervasive content platforms like Instagram and TikTok has created a new class of small business (SMB) — individual creators who build an audience online through content creation, and then build a business around monetization of that audience. Beacons exists to create economic opportunities for these creators and thus empower them in this new creator economy.

One of the main problems faced by creators who are starting to grow is that it's unclear which tools and platforms — from Cameo to Patreon to Shopify — they should use to best build their business. Beacons helps creators build "link in bio" websites for social media that connect their audiences with all of their downstream monetization opportunities. We currently generate revenue both through subscriptions ($10/mo) from users, and by taking a cut of transactions through the platform (e.g., creators selling products). In the future, we plan to layer on additional recurring and transactional revenue streams as we continue building out features that creators need.

Beacons currently spends zero money on marketing, and over 95% of growth is driven by viral growth loops. Whenever a creator uses Beacons by putting their Beacons link in their social media bio, we get thousands of free impressions. Some of these impressions convert into new users, feeding back into the growth loop.

The creator economy has grown quickly in the last two years, and there are now many companies competing in the "link in bio" space. Beacons is currently the 2nd largest company in the space (by market share) behind Linktree, an Australian company that was founded in 2016. In the last 4 months, we've gained market share quickly among creators on TikTok, and we believe that our customer acquisition strategy (i.e., providing full website customization even in our free plan) makes it difficult for Linktree to compete directly against us with their existing business model.

The Company's Products and/or Services

Product / Service	Description	Current Market
Beacons	Web-based website builder	Social Media Support

Competition

The market in which our products and services are sold are highly competitive. Because the primary social content platforms all share the same "one link in bio" constraint, many companies are vying to become the default website builder for content creators. The largest competitor in the space is Linktree Pty Ltd., which operates "Linktree." In recent years, many competitors have entered the market including companies / applications such as tap.bio, ContactInBio.com, CampSite.bio, and bio.fm.

Customer Base

Currently, Beacons main user-base is creators on TikTok and Instagram, with some users from Twitter. Our current customer base consists of approximately seventy-two thousand (72,000) registered users; with eighteen thousand (18,000) daily active users. These creators are both demographically and geographically diverse, originating from various countries aroundthe world. The estimated pool of potential customers is approximately fifty million (~50,000,000) users; the largest competitor in the space, Linktree, is believed to have over ten million (10,000,000) users.

Supply Chain

Beacons is primarily an internet driven and cloud based business, our critical vendors include Google and Amazon hosting and computing services.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
90053075	Service Mark: Beacons	Service Mark	July 15, 2020	Pending	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Neal Jean	Chief Executive Officer & Director	Beacons AI, Inc. – CEO (January 2019 – Present) Stanford University – Graduate Student (September 2014 – December 2019)	Stanford University: Ph.D. – Electrical Engineering (2019) M.S. – Electrical Engineering (2016) Georgia Institute of Technology: B.S. – Electrical Engineering (2014)
Jesse Zhang	Chief Product Officer & Director	Beacons AI, Inc. – CPO (January 2019 – Present) Stanford University – Graduate Student (September 2014 – December 2019)	Stanford University: Ph.D. – Electrical Engineering (2019) M.S. – Electrical Engineering (2016) Tufts University: B.S. – Electrical & Electronics Engineering (2014)
David Zeng	Chief Technology Officer & Director	Beacons AI, Inc. – CPO (January 2019 – Present) Stanford University – Graduate Student (September 2014 – June 2020)	Stanford University: Ph.D – Electrical Engineering (2020) University of Illinois: B.S. – Electrical Engineering (2014)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has four (4) employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 8,717,290 shares of Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	8,717,290
Par Value Per Share	$0.00001
Voting Rights	One (1) vote per share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company (assuming conversion of outstanding convertible securities).	84.652%*

*Assumes conversion of outstanding convertible instruments at their respective valuation caps.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$150,000.00
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	0% Discount, $2.143mm valuation cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Conversion at a lower valuation cap will result in a lower conversion price than the securities issued in this Regulation CF offering.
Percentage ownership of the Company (assuming conversion of outstanding convertible securities).	~7.0%*

*Assumes conversion at $2.143mm valuation cap.

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Type	SAFE (Simple Agreement for Future Equity)
Face Value	$590,000.00
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	0% Discount, $8.0mm valuation cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Conversion at a lower valuation cap will result in a lower conversion price than the securities issued in this Regulation CF offering.
Percentage ownership of the Company (assuming conversion of outstanding convertible securities).	~7.375%

Assumes conversion at $8.0mm valuation cap.

Type	Crowd SAFE (Simple Agreement for Future Equity)
Face Value	$194,581.32
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	20% Discount, $20mm valuation cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Conversion at a lower valuation cap will result in a lower conversion price than the securities issued in this Regulation CF offering.
Percentage ownership of the Company (assuming conversion of outstanding convertible securities).	~0.973%

Assumes conversion at $20mm valuation cap.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	N/A
Amount Outstanding	N/A
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Neal Jean	Common Stock: 2,666,666	30.59%
Jesse Zhang	Common Stock: 2,666,666	30.59%
David Zeng	Common Stock: 2,666,666	30.59%

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**FINANCIAL INFORMATION**

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Beacons AI, Inc. (the "**Company**") was incorporated on January 8, 2019 under the laws of the State of Delaware, and is headquartered in San Francisco, California.

Cash and Cash Equivalents

As of March 3, 2021 the Company had an aggregate of $340,000.00 in cash and cash equivalents, leaving the Company with approximately five (5) months of runway. This amount is an 'all cash' amount, with no cash equivalent securities.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

While the Company is in the process of preparing and undertaking a separate parallel private offering of securities, as of the initial date of this Form C-AR, the Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no specific valuation to the Company; its securities are currently priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

[Remainder of Page Intentionally Left Blank]

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$87.18	8,717,290	Stated Capital	Jan. 8, 2019	Section 4(a)(2)
SAFE	$150,000.00	1	Product Development & Salaries	Jan. 24, 2019	Section 4(a)(2)
SAFE	$590,000.00	19	Product Development & Salaries	Oct. 4, 2019 – Nov 5, 2019	Section 4(a)(2)
Crowd SAFE	$194,581.32	186	Product Development & Salaries	March 20, 2021	Regulation CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C-AR do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C-AR or which will be made available to Investors and their professional advisors upon request.

[Remainder of Page Intentionally Left Blank]

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Signature: *Neal Jean*

Name: Neal Jean
Title: CEO & Director
Dated: April 30, 2021

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Signature: *Neal Jean*

Name: Neal Jean
Title: CEO & Director
Dated: April 30, 2021

Signature: *Jesse Zhang*

Name: Jesse Zhang
Title: CPO & Director
Dated: April 30, 2021

Signature: *David Zeng*

Name: David Zeng
Title: CTO & Director
Dated: April 30, 2021

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

I, Neal Jean, certify that:

(1) the financial statements of Beacons AI, Inc. included in this Form are true and complete in all material respects; and

(2) any tax return information of Beacons AI, Inc. included in this Form reflects accurately the information reported on the tax return for Beacons AI, Inc. filed for the fiscal year ended 12/31/2020.

Signature: *Neal Jean*

Name: Neal Jean
Title: CEO & Director
Dated: April 30, 2021

Beacons AI

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Cash and Cash Equivalents	**$221,681.50**
Accounts Receivable	
Accounts Receivable	4,912.34
Total Accounts Receivable	**$4,912.34**
Other Current Assets	
Money In Transit	3,474.08
Prepaid Expenses	11,624.01
Total Other Current Assets	**$15,098.09**
Total Current Assets	**$241,691.93**
Furniture and Equipment, net of Accumulated Depreciation	**$9,426.44**
TOTAL ASSETS	**$251,118.37**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	**$4,612.74**
Other Current Liabilities	
Accrued Expenses	0.00
Payroll Liability	4,782.26
Reimbursement Liability	0.00
Total Other Current Liabilities	**$4,782.26**
Total Current Liabilities	**$9,395.00**
Long-Term Liabilities	
Deferred Compensation Liability	90.45
PPP Loan	0.00
SAFE Convertible Securities	738,452.00
Total Long-Term Liabilities	**$738,542.45**
Total Liabilities	**$747,937.45**
Equity	**$ -496,819.08**
TOTAL LIABILITIES AND EQUITY	**$251,118.37**

Beacons AI

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-370,613.67
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	87.66
Money In Transit	-1,533.06
Prepaid Expenses	-8,924.16
Computers & Equipment:Accumulated Depreciation - Computers & Equipment	1,861.32
Furniture & Fixtures:Accumulated Depreciation - Furniture & Fixtures	467.88
Brex	2,507.11
Payroll Liability	-2,850.73
Reimbursement Liability	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-8,383.98**
Net cash provided by operating activities	**$ -378,997.65**
FINANCING ACTIVITIES	
Deferred Compensation Liability	-56.20
PPP Loan	0.00
Additional Paid-In Capital	0.00
Common Stock	38.14
RSA Compensation	18.06
Net cash provided by financing activities	**$0.00**
NET CASH INCREASE FOR PERIOD	**$ -378,997.65**
Cash at beginning of period	600,679.15
CASH AT END OF PERIOD	**$221,681.50**

Beacons AI

Profit and Loss
January - December 2020

	TOTAL
Income	
Revenue	12,158.70
Total Income	**$12,158.70**
Cost of Goods Sold	
Content Creator Payments	9,496.48
Cost of Goods Sold	25.99
Merchant Fees	512.60
Total Cost of Goods Sold	**$10,035.07**
GROSS PROFIT	**$2,123.63**
Expenses	
Depreciation	2,329.20
Employee Related	308,194.88
Facilities	10,455.10
General & Administrative	24,326.75
Hosting	1,100.00
IT Expense	21,419.72
Licenses and Fees	280.00
Meals & Entertainment	22,841.09
Professional Fees	42,664.26
Sales & Marketing	3,646.72
Travel	305.73
Total Expenses	**$437,563.45**
NET OPERATING INCOME	**$ -435,439.82**
Other Income	
Interest Earned	2,154.25
PPP Loan Write-Off	56,825.00
Tax Refunds & Credits	6,840.00
Total Other Income	**$65,819.25**
Other Expenses	
Taxes	993.10
Total Other Expenses	**$993.10**
NET OTHER INCOME	**$64,826.15**
Total Comprehensive Income	**$ -370,613.67**



Beacons AI, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31st, 2019



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Beacons AI, Inc.

We have reviewed the accompanying financial statements of the company which comprise the statement of financial position as of December 31, 2019 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
January 20th, 2021
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31, 2019
ASSETS	
Current Assets	
Cash and Cash Equivalents	602,620
Accounts Receivable	5,000
Prepaid Expenses	2,700
Total Current Assets	610,320
Non-current Assets	
Furniture and Equipment, net of Accumulated Depreciation	11,756
Other Assets	1,548
Total Non-Current Assets	13,304
TOTAL ASSETS	623,624
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	2,106
Accrued Employee Benefits	9,783
Total Current Liabilities	11,889
Long-term Liabilities	
Future Equity Obligations	740,000
Total Long-Term Liabilities	740,000
TOTAL LIABILITIES	751,889
EQUITY	
Accumulated Deficit	(128,265)
Total Equity	(128,265)
TOTAL LIABILITIES AND EQUITY	623,624

Statement of Operations

	Year Ended December 31, 2019
Revenue	368
Cost of Sales	55
Gross Profit	314
Operating Expenses	
Advertising and Marketing	2,812
General and Administrative	127,249
Depreciation	828
Total Operating Expenses	130,889
Net Operating Loss	(130,576)
Other income (Interest Earned)	2,311
Total Comprehensive Income	(128,265)

Statement of Cash Flows

	Year Ended December 31, 2019
OPERATING ACTIVITIES	
Net Income	(128,265)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Depreciation	828
Amortization	-
Accounts Payable	2,106
Accrued Liabilities	9,783
Accounts Receivable	(5,000)
Prepaids	(2,700)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	5,017
Net Cash provided by Operating Activities	(123,248)
INVESTING ACTIVITIES	
Equipment	
Computer, Furniture & Fixtures	(12,584)
Net Cash provided by Investing Activities	(12,584)
FINANCING ACTIVITIES	
SAFE Note Issuances Less Cost of Financing	738,452
Net Cash provided by Financing Activities	738,452
Cash at the beginning of period	-
Net Cash increase (decrease) for period	602,621
Cash at end of period	602,621

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Deferred Compensation	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount				
Beginning Balance at 1/8/2019 (Inception)	-	-	-		-	-
Issuance of Common Stock	8,666,655	-	-	-	-	-
Restricted Stock Award Issuance	-	-	67	(67)	-	-
Net Loss	-	-	-	-	(128,265)	(128,265)
Ending Balance 12/31/2019	8,666,655	-	67	(67)	(128,265)	(128,265)

Beacons AI, Inc
Notes to the Unaudited Financial Statements
December 31st, 2019
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Beacons AI, Inc ("the Company") was formed in Delaware on January 8th, 2019. The company earns revenue by hosting a mobile website builder for creators on Instagram and TikTok. The service is available to customers worldwide.

The company will conduct a crowdfunding campaign under regulation CF in the first and second quarters of 2021.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;
b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company's performance obligation with respect to its memberships is generally fulfilled once access to the website creator is provided to users. As such, no deferred revenue is recorded as the company's platform has constant uptime.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements
Management has considered all recent accounting pronouncements issued. The Company's management believes that these recent pronouncements will not have a material effect on the Company's financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. There were no material related party transactions.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Future Equity Obligations

During the period ending 2019, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company per the terms of the agreement. Each agreement is subject to a valuation cap of 2-8M.

Per the terms of the SAFE Agreements entered into, if there is an equity financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of the Company's preferred equity equal to the purchase amount divided by the price per unit of the Standard Preferred Equity, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of Safe Preferred Equity equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap.

If there is a liquidity event before the expiration or termination of the SAFE Agreement, the Investor will receive at its option (i) a cash payment equal to the purchase amount or (ii) automatically receive from the Company a number of shares of preferred equity equal to the purchase amount divided by the liquidity price, if the investor fails to select the cash option. Thereafter the SAFE Agreement will terminate.

Debt Principal Maturities 5 Years Subsequent to 2019	
Year	**Amount**
2020	-
2021	-
2022	-
2023	-
2024	-
Thereafter	-

**** The SAFE notes mature once an equity financing or liquidity event occurs which can be in any year.

NOTE 6 - EQUITY

The company has authorized 10,000,000 of common shares with a par value of $0.00001 per share. 8,666,665 were issued and outstanding as of December 31st 2019.

Shares Issued	Shares Unvested	Vested
8,666,665	8,486,110	180,555

NOTE 7- SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2019 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 19h, 2021, the date these financial statements were available to be issued. The company received a loan from the Paycheck Protection Program for $50k which has been forgiven as of the date of these financials.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.